UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

520 William Street
Cobourg, Ontario
K9A 3A5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [  ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2020, included as Exhibit 99.1 of this Form 6-K and the Condensed Consolidated Interim Financial Statements as of and for the Three Months Ended March 31, 2020 and 2019 included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-39152), furnished to the Commission on May 15, 2020, are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-236780) of the Registrant, FSD Pharma Inc.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: May 15, 2020	By: /s/ Donal Carroll
Name: Donal Carroll
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2020
99.2	Condensed Consolidated Interim Financial Statements as of and for the Three Months Ended March 31, 2020 and 2019
99.3	Press Release, dated May 14, 2020
99.4	Notice of Meeting and Record Date (Amended)